Exhibit 99.1

Sundial Announces New Board Member Bryan Pinney

CALGARY, Dec. 18, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") and Greg Mills, Chair of the Board, are pleased to announce that Bryan Pinney has been appointed to the Board of Directors ("Board"), effective December 18, 2019. Mr. Pinney will also be the Chair of the Audit Committee of the Board.

"Bryan has had a remarkable career in finance, audit, and risk, working with some of Canada's largest corporations. He also brings an extensive resume of Board experience," said Mr. Mills. "We are very fortunate to welcome Bryan to Sundial's Board. He will no doubt provide valuable expertise as we execute our strategy and drive value for Sundial shareholders,"

Bryan was a partner with Deloitte between 2002 and 2015. He served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2010, and Vice-Chair until 2015. Prior to joining Deloitte, Bryan was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

Bryan is currently a Board Member with TransAlta Corporation, serving on their Audit and HR Compensation Committees. He is also the lead Board Director for North American Energy Partners Inc. and a Board Director on a Hong Kong listed oil and gas company, Persta Resources Inc. Previously, Bryan served as Chair of the Board of Governors of Mount Royal University and on numerous other non-profit boards.

Sundial's Board regularly evaluates its composition to ensure it includes the appropriate mix of skills, experience, and perspectives necessary to drive growth for all Sundial shareholders. Bryan is joining to fill the vacancy created by Lee Tamkee's resignation. Sundial would like to thank Lee for his hard work and commitment to helping Sundial grow into a leading cannabis company. We wish him much future success.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

    Heal - cannabis products used as prescription medicine
    Help - cannabis products that strive to promote health and wellness through CBD
    Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

Sundial employs over 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:30e 18-DEC-19